UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers' Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Judicial Decision

Oi S.A. – In Judicial Reorganization (“Company”), in continuity with the Material Facts disclosed on September 2, 5 and 6, 2016 regarding the Extraordinary General Shareholders’ Meetings called for September 8, 2016 (the “Meetings”), communicates to its shareholders and the market in general that, on this date, the 7th Corporate Court of the Judicial District of the City and State of Rio de Janeiro granted the Motion for Clarification of Judgment filed by Bratel B.V., on the following terms: “That being said, I receive the Motion, which is timely, and grant the request to remedy the omission in the operative part of the decision in question, which will read as follows: ‘a) to suspend, as a precautionary measure, in accordance with the opinion, the call of the Extraordinary General Shareholders’ Meetings to resolve upon the dismissal of members of the Board of Directors, as well as the adoption of measures to commence a lawsuit against certain managers of the company.’ ”

Therefore, the Company reiterates the suspension of the Meetings called to be held on September 8, 2016 and that they will only take place subject to a future decision by the Court.

Rio de Janeiro, September 8, 2016.

Oi S.A. – In Judicial Reorganization
Flavio Nicolay Guimarães
Chief Financial and Investor Relations Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Flavio Nicolay Guimarães

Name: Flavio Nicolay Guimarães

Title: Chief Financial Officer and Investor Relations Office